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                                                                    Exhibit H 22


                          GLB AGGRESSIVE GROWTH FUND

                        SCHEDULE DATED OCTOBER 1, 2000
                        TO THE ADMINISTRATION AGREEMENT
                            DATED NOVEMBER 14, 1991
                     AS AMENDED AND RESTATED MAY 17, 1994
                                    BETWEEN
                        THE ADVISORS' INNER CIRCLE FUND
                                      AND
                              SEI FUND RESOURCES

Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the GLB Aggressive Growth Fund (the "Fund") at an annual rate equal to 15.0 basis points on the first $250 million of assets; 12.5 basis points on the next $250 million of assets and 10.0 basis points on all assets over $500 million. There is a minimum annual administration fee of $95,000 per domestic fund, $125,000 per international fund and $15,000 per additional class.

Term: Pursuant to Article 7, the term of this Agreement shall commence on October 1, 2000 and shall remain in effect with respect to the Fund for five years (the "Initial Term"). This Agreement shall continue in effect for successive periods of 5 years after the Initial Term, unless terminated by either party on not less than 90 days prior written notice to the other party. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.